UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-35722

TAOPING INC.

(Translation of registrant’s name into English)

21st Floor, Everbright Bank Building

Zhuzilin, Futian District

Shenzhen, Guangdong, 518040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This Form 6-K is hereby incorporated by reference into the registration statements of Taoping Inc. (the “Company”) on Form S-8 (Registration Numbers 333-256600, 333-211363 and 333-283697) and Form F-3 (Registration Numbers 333-262181 and 333-229323) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

On January 13, 2025, Taoping Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued an unsecured convertible promissory note with a 12-month maturity (the “Convertible Note”) to Investor. The Convertible Note has the original principal amount of $1,311,000 including the original issue discount of $96,000 and Investor’s legal and other transaction costs of $15,000.

Interest accrues on the outstanding balance of the Convertible Note at 7% per annum. Upon the occurrence of a Trigger Event (as defined in the Convertible Note), Investor may increase the outstanding balance payable under the Convertible Note by 15% or 5%, depending on the nature of such event. If the Company fails to cure the Trigger Event within the required five (5) trading days, the Triger Event will automatically become an event of default and interest will accrue at the lesser of 22% per annum or the maximum rate permitted by applicable law.

Pursuant to the terms of the Convertible Note and the Purchase Agreement, the Company must obtain Investor’s consent for certain fundamental transactions such as consolidation, merger, disposition of substantial assets, change of control, reorganization or recapitalization. Any occurrence of such fundamental transaction without Investor’s prior written consent will be deemed a Trigger Event.

After the Investor delivers the purchase price of the Convertible Note to the Company, Investor, subject to certain restrictions, may convert all or any part of the outstanding balance of the Convertible Note, at a fixed conversion price of $3.00 per share, into the Company’s ordinary shares. In addition, subject to certain restrictions, Investor may redeem all or any portion of the Convertible Note, subject to a maximum amount of $300,000 per month, into ordinary shares of the Company at a price equal to the lesser of (i) $3.00, and (ii) 80% multiplied by the lowest daily VWAP during the ten (10) trading days immediately preceding the applicable redemption, subject to a floor price of $0.10. Investor also has the right, on any trading day and the following trading day, that any intraday trade price of the ordinary shares is 10% greater than the previous Measurement Period’s Nasdaq Minimum Price (as defined in the Convertible Note), to redeem all or any portion of the outstanding balance of the Convertible Note into ordinary shares.

The Company is responsible for certain late fees equal to 2% of the Conversion Share Value (as defined in the Convertible Note) with a floor of $500 per day if it fails to deliver the ordinary shares upon conversion or redemption pursuant to the terms of the Convertible Note. The Company may prepay the outstanding balance of the Convertible Note in cash equal to 120% multiplied by the portion of the outstanding balance the Company elects to prepay.

On January 13, 2025, the transaction contemplated by the Purchase Agreement was closed as all the closing conditions set forth therein were satisfied. On January 13, 2025, the Company filed a prospectus supplement (the “Prospectus Supplement”) under the registration statement on Form F-3 (File No. 333-262181), to register up to 3,602,589 ordinary shares of the Company issuable upon the conversion of the Convertible Note.

The foregoing summaries of the Purchase Agreement and the Convertible Note do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and the Convertible Note, which are attached hereto as Exhibits 10.1 and 4.1, respectively, and each of which is incorporated herein by reference. A copy of the opinion of Maples and Calder relating to the validity of the shares that may be issued pursuant to the Convertible Note is filed herewith as Exhibit 5.1.

This Report on Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy, and the ordinary shares cannot be sold in any state or jurisdiction in which the offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction. Any offer will be made only by means of a prospectus, consisting of a prospectus supplement and the accompanying base prospectus, forming a part of the effective registration statement.

EXHIBIT INDEX

Exhibit	Description
4.1	Convertible Promissory Note, dated January 13, 2025
5.1	Opinion of Maples and Calder
10.1	Securities Purchase Agreement, dated January 13, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2025	TAOPING INC.

	By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer